Exhibit 99.2

Form of Power of Attorney

Carta Poder / Proxy Letter

____________________________ (la “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de _______________________________________________ y __________________________________ (los “Apoderados”) para que, conjunta o separadamente, cualquiera de ellos asista a la Asamblea General Extraordinaria de Accionistas de Betterware de Mexico S.A.B. de C.V. (la “Sociedad”), que se celebrará el ___ de __________ de 2020, en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea ________ (____________________) acción(es) que de dicha Sociedad la Poderdante es titular:

_________________________________ (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of __________________________________________ and _____________________________________ (the “Attorneys-in-Fact”) so that, either jointly or individually, any of them attends the General Extraordinary Shareholders Meeting of Betterware de Mexico S.A.B. de C.V. (the “Company”), to be held on _________, 2020, through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set fort below, in such Meeting ___________(___________________) share(s) owned by the Principal:

Orden del Día de la Asamblea Extraordinaria de Accionistas	Agenda for the General Extraordinary Shareholders Meeting

	A favor	En contra	Abstención		In favor	Against	Abstention
I. Presentación, discusión y en su caso, aprobación del balance general (no auditado) de la Sociedad al 30 de noviembre de 2020.				I. Presentation, discussion and, in its case, approval of the (unaudited) balance sheet of the Company as of November 30, 2020.

II. Presentación, discusión y, en su caso, aprobación del proyecto de fusión por incorporación por virtud del cual, la sociedad Promotora Forteza, S.A. de C.V. se fusionaría con y en la Sociedad, como sociedad fusionante, subsistiendo bajo la misma denominación de Betterware de México, S.A.B. de C.V., y Promotora Forteza, S.A. de C.V. se extinguiría como sociedad fusionada.

II. Presentation, discussion and, in its case, approval of the merger plan by incorporation by virtue of which, the company Promotora Forteza, S.A. de C.V. would be merged with and into the Company, the latter as the merging company, subsisting under the same corporate name of Betterware de México, S.A.B. de C.V., and Promotora Forteza, S.A. de C.V. would be extinguished as merged company.

III. Designación de delegados especiales para formalizar las resoluciones adoptadas en la Asamblea.				III. Appointment of special delegates to formalize the resolutions adopted in the Meeting.

El Poderdante ratifica desde ahora los actos que realicen los Apoderados en el ejercicio legal de este mandato.	The Principal hereby ratifies the acts the Attorneys-in-fact may conduct in the legal exercise of this mandate.

_____ de __________ de 2020 / ___________________, 2020

______________________________
Por/By: ______________________________
Cargo/Title: ______________________________

Testigos/Witnesses

	______________________________		______________________________
Name:	______________________________	Name:	______________________________